UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant's name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	January 30, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Deputy Corporate Secretary and General Counsel

Canadian National Railway Company

Table of Content

Exhibit Number	Description of Exhibit
Ex 99.1	Earnings News Release
Ex 99.2	Unaudited Interim Consolidated Financial Statements and Notes Thereto